

SEC File Number 008-69807

Statement of Financial Condition

as of

December 31, 2023

and

Report of Independent Registered

Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the

Securities Exchange Act of 1934 and as a

PUBLIC DOCUMENT.

BUCKLER Securities LLC
Table of Contents

2



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Directors of BUCKLER Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BUCKLER Securities LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 29, 2024

We have served as the Company's auditor since 2018.

BUCKLER Securities LLC
Statement of Financial Condition

		December 31, 2023
Assets:		
Cash	$	199,396
Securities purchased under agreements to resell		11,567,717,949
Receivables and deposits with brokers, dealers and clearing organization		14,746,680
U.S. Treasury securities at fair value		98,385,154
Prepaid expenses and other		943,045
Lease right of use asset		585,233
Secured demand note		200,000,000
Total Assets	$	11,882,577,457
Liabilities and Members' Equity		
Liabilities:		
Securities sold under agreements to repurchase		11,653,364,163
U.S. Treasury securities sold, not yet purchased		9,848,479
Payables with clearing organizations		14,721,024
Lease liability		585,233
Accounts payable and other accrued expenses		516,552
Total Liabilities	$	11,679,035,451
Subordinated demand note collateral agreement - allowable as equity in computing net capital		200,000,000
Members' Equity		3,542,006
Total Liabilities and Members' Equity	$	11,882,577,457

See accompanying notes to the statement of financial condition.

BUCKLER Securities LLC
Notes to Statement of Financial Condition

Note 1 - Organization and Nature of Business

BUCKLER Securities LLC (the "Company") is a Delaware limited liability company. The Company is owned in part by ARMOUR Capital Management LP ("ACM"), ARMOUR Residential REIT, Inc. ("ARR") and its wholly-owned subsidiary ARMOUR TRS Inc. ("ATRS"), and two individuals (collectively the "Members"). The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") as well as being registered with Commodity Futures Trading Commission ("CFTC") as an introducing broker. The Company is also a netting member of the Government Securities Division ("GSD") of the Fixed Income Clearing Corporation ("FICC"), an industry clearinghouse for repurchase and reverse repurchase transactions. The Company operates in the United States ("U.S.") and provides financing in the repurchase agreement market for mortgage backed, agency, treasury and corporate securities. The Company may act as a riskless principal in treasury and agency transactions with institutional customers and other broker dealers. The Company also acts as an equity sales agent in the sale of ARR's common and preferred stock under At-the-Market Sales Agreements. The Company does not conduct any retail customer activities. The Company's assets are in U.S. dollars.

Note 2 -Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

Cash consists of cash on deposit with financial institutions. The Company maintains cash balances which is held at primarily one financial institution and, at times may exceed federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial position and creditworthiness of the depository institution in which the deposits are held.

Special Reserve Account

The Company is required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" (the "Reserve Account") according to SEC Rule 15c3-3. The Company makes weekly computations to determine the need to deposit funds in the account. At December 31, 2023, the balance of the Reserve Account was zero in accordance with required determinations. Should the Company hold any cash in this Special Reserve Account it would be categorized as restricted cash.

Financial Instruments Owned

Financial instruments owned may consist of money market funds invested in U.S. Treasury securities as well U.S. Treasury securities and U.S. Treasury securities sold, net yet purchased. They are recorded on a trade date basis and carried at fair value in the financial statements.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. Accordingly, there is no provision for federal and state income taxes as the net income of the Company is included in the income tax returns of the individual members. The Company may become liable for certain state and local income taxes, at which point they will be reflected in the financial statement.

Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. See Note 8 for further information on fair value option for reverse repurchase agreements and repurchase agreements. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when being governed by the same Master Repurchase Agreement ("MRA"), settlement through the same brokerage or clearing account and maturing on the same day.

Under a typical reverse repurchase agreement, the Company purchases Mortgage Backed Securities ("MBS") or U.S. Treasuries from a borrower in exchange for cash and agrees to sell the same securities in the future in exchange for a price that is higher than the original purchase price. The difference between the purchase price originally paid and the sale price represents interest received from the borrower and is recorded as interest income as earned. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate.

Repurchase agreements bear interest rates that tend to move in close relationship to the Secured Overnight Funding Rate ("SOFR"). Under repurchase agreements, the Company sells securities to a lender and agrees to repurchase the same securities in the future for a price that is higher than the original sales price. The difference between the sales price that the Company receives and the repurchase price that it pays represents interest paid to the lender borrower and is recorded as interest expense. A repurchase agreement operates as a financing arrangement under which securities are pledged as collateral to secure a loan which is equal in value to a specified percentage of the estimated fair value of the pledged collateral. The Company retains beneficial ownership of the pledged collateral. At the maturity of a repurchase agreement, the Company is required to repay the loan and concurrently receive back its pledged collateral from the lender or, with the consent of the lender, the Company may renew such agreement at the then prevailing interest rate. The repurchase agreements may require the Company to pledge additional assets to the lender in the event the estimated fair value of the existing pledged collateral declines. Volatility in interest rates and divergence from the historical relationship among these rates could negatively impact the Company's ability to manage its portfolio.

For the period ended December 31, 2023, the Company had the right to sell or repledge all of the securities it had received under reverse repurchase agreements.

As of December 31, 2023, the Company had received securities with a market value of $12,793,009,160 under reverse repurchase agreements and pledged securities with a market value of $12,746,321,475, under repurchase agreements, prior to netting. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities.

Subsequent events

The Company has evaluated subsequent events through issuance and unless otherwise disclosed, has not identified any recordable or disclosable events.

BUCKLER Securities LLC
Notes to Statement of Financial Condition

Note 3 - Receivables and Deposits with Brokers, Dealers and Clearing Organizations

Amounts receivable and deposits from brokers, dealers and clearing organization at December 31, 2023 consist of the following:

Clearing Corporation Deposits, Cash	$	5,129,656
Receivable from Clearing Corporation		7,132,086
Receivables from Clearing Broker		2,484,938
Total	$	14,746,680

Note 4 - Clearing Arrangements with FICC and Concentration of Credit Risk

At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty. Repurchase and reverse repurchase activities are transacted under legally enforceable master repurchase agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets repurchase and resale transactions with the same counterparty on the Company's Statement of Financial Condition where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

Included in securities purchased under agreements to resell and sold under agreements to repurchase on the Statement of Financial Condition are amounts under contracts with FICC. In accordance with applicable accounting guidance, netting is applied to the FICC reverse repurchase agreements and FICC repurchase agreements balances.

The following table presents the gross and net securities purchased under agreements to resell and sold under agreements to repurchase at December 31, 2023.

	Gross Balance	Amounts netted on the Statement of Financial Condition	Statement of Financial Condition
Assets:			
Securities purchased under agreements to resell	$ 12,569,166,325	$ 1,001,448,376	$ 11,567,717,949
Liabilities:			
Securities sold under agreements to repurchase	$ 12,654,812,539	$ 1,001,448,376	$ 11,653,364,163

No other netting has been applied to the reverse repurchase agreement and repurchase agreement balances. At December 31, 2023 ARR's individual balances accounted for 10% or more of total securities purchased under agreements to resell of $5,034,086,727 prior to netting on the Statement of Financial Condition. At December 31, 2023 the Company had a non-affiliated customer, whose individual balances accounted for 10% or more of total securities purchased under agreements to resell of $1,320,327,754 prior to netting on the Statement of Financial Condition.

Note 5 - Secured Demand Note Collateral Agreement

Effective March 20, 2023, the Company entered into a secured demand note collateral agreement with ARR. Pursuant to the demand note issued by ARR and held by the Company, ARR has committed to provide to the Company on its demand up to $200 million in exchange for a subordinated demand note to be issued by the Company to ARR at that time. The ARR commitment extends through March 20, 2026 and is collateralized by mortgage backed and/or U.S. Treasury Securities owned by ARR and pledged to the Company. At December 31, 2023, the secured demand note held by the Company was collateralized by securities with an aggregate fair value

of $232,927,080. The collateral pledged to the Company by ARR is required to maintain a market value above $212,000,000 to account for a 6% haircut on the market value of the securities. The secured demand note collateral agreement is treated by the Company as capital for regulatory purposes and the Company may rehypothecate the collateral securities to secure its own borrowings. No amount has been drawn on the secured demand note collateral agreement in 2023.

With FINRA approval, the Company may at its option, at any time subsequent to one year from the effective date of the agreement, reduce the the unpaid principal amount of the subordinated loan agreement. ARR may indicate on or before the day thirteen months preceding the scheduled maturity date that the scheduled maturity date will not be extended. This arrangement replaced the prior $105,000,000 subordinated loan from ATRS. The Company after obtaining regulatory approval, repaid all of the principal amount of the subordinated loan in March 2023. The subordinated loan had a stated interest rate of 0% with an additional variable rate computed based on the amount of interest earned by the Company upon the investment of the proceeds of the loans.

Note 6 - Related Party Transactions

Securities Purchased Under Agreements to Resell

For the period ended December 31, 2023, the Company entered into reverse repurchase agreements with ARR. At December 31, 2023, the Company had $5,021,420,000 of open reverse repurchase agreements with ARR with accrued interest receivable of $12,666,727.

Securities Sold Under Agreements to Repurchase

For the period ended December 31, 2023, the Company entered into repurchase agreements with ARR. At December 31, 2023, the Company had $353,937,500 of open repurchase agreements with ARR with accrued interest payable of $321,395.

Uncommitted Revolving Credit Facility and Security Agreement

On February 22, 2021, the Company entered into an uncommitted revolving credit facility and security agreement ("the Facility") with ARR. Under the terms of the Facility, ARR may, in its sole and absolute discretion, provide drawings to the Company up to $50,000,000. Interest on drawings is payable monthly at the Federal Reserve Bank of New York secured overnight financing rate plus 2% per annum. To date the Company has not used the facility.

Financing Gross Profit Rebate

The Company is required to rebate to ARR quarterly an allocated share of financing gross profit as a reduction of interest on reverse repurchase agreements earned from ARR. Financing Gross Profit is defined as the difference between interest charged on reverse repurchase agreements with ARR minus the expenses incurred by the Company to fund the reverse repurchase agreements with ARR subject to a floor of $306,250 per annum which expired at the end of the first quarter of 2022. At December 31, 2023, no amount was payable to ARR.

Expense Sharing Agreement with ARMOUR Capital Management LP

The Company has entered into an expense and office sharing agreement with ACM for the provision by ACM of certain services and access to certain resources of ACM to the Company. The Company receives a monthly allocation from ACM of certain office costs including the cost of certain employees providing services to the Company in accordance with the agreement. Costs allocated consisted primarily of salaries and compensation. At December 31, 2023, there was no amount owed to ACM.

Note 7 - Commitments and Contingencies

Commitments

For the period ended December 31, 2023 the Company had forward commitments to enter into repurchase agreements in the amounts of $4,483,125,000 and reverse repurchase agreements of in the amounts of $4,252,215,246.

As the Company is a member of the GSD of the FICC, it is required to participate in the FICC's Capped Contingency Liquidity Facility ("CCLF"). The CCLF creates overnight repos between the FICC and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across the FICC's GSD membership. As of December 31, 2023 as calculated by FICC based on membership size and volumes, the Company's commitment to the CCLF was $47,807,831. The commitment has not been utilized.

Software License and Technology Commitments

The Company has entered into an open ended software license and maintenance agreement with a third party software vendor (the "Software Provider"), whereby the Software Provider agreed to provide the Company certain software and maintenance services. The agreement provides for the Company to pay a minimum monthly fee of $55,000 to the Software Provider.

Leases

The Company has signed a 5 year lease agreement expiring in 2028 for office space in Greenwich, Connecticut. The Company recognizes a right of use asset and corresponding lease liability on its Statement of Financial Condition. The minimum lease liability under the agreement is as follows:

Year ended December 31, 2024	136,699
Year ended December 31, 2025	139,151
Year ended December 31, 2026	141,603
Year ended December 31, 2027	144,055
Year ended December 31, 2028	121,987
Total	$ 683,495

General

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

Note 8 - Fair Value Option for Resale and Repurchase Agreements

The financial instruments guidance in ASC 825 Financial Instruments ("ASC 825") provides a measurement basis election for most financial instruments and ASC 825-10 permits reporting entities to apply the fair value option on an instrument-by-instrument basis. Accounting for financial assets and financial liabilities provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has not elected the fair value option for resale agreements and repurchase agreements.

Note 9 - Fair Value of Measurement

ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Company's valuation techniques for financial instruments use observable and unobservable inputs. Observable inputs reflect readily obtainable data from third party sources, while unobservable inputs reflect management's market assumptions. The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 Inputs - Quoted prices for identical instruments in active markets.

Level 2 Inputs - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs - Prices determined using significant unobservable inputs. Unobservable inputs may be used in situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period). Unobservable inputs reflect management's assumptions about the factors that market participants would use in pricing an asset or liability, and would be based on the best information available.

Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Company uses actively quoted market prices as the primary input to its valuation.

An individual investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company's management. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of that investment and does not necessarily correspond to the Company's perceived risk of that investment.

The carrying amounts of the Company's financial assets and liabilities, including cash and payables approximate fair value, and therefore are excluded from the table below, because of the short-term maturity of these instruments.At December 31, 2023 the Company had no assets or liabilities held at fair value aside from its investments in U.S. Treasury securities and U.S. Treasury securities sold, not yet purchased, which are carried at fair value.

BUCKLER Securities LLC
Notes to Statement of Financial Condition

The following table provides the carrying value and estimated fair value, by level within the fair value hierarchy of our financial assets and liabilities at December 31, 2023.

| | Carrying Value | Estimated Fair Value Hierarchy | | | Total Fair Value |
		Level 1	Level 2	Level 3	December 31, 2023
Financial Assets:					
Securities purchased under agreements to resell	$11,567,717,949	—	$11,567,717,949	—	$ 11,567,717,949
Receivables and deposits with brokers, dealers and clearing organization	14,746,680	—	14,746,680	—	14,746,680
U.S. Treasury securities at fair value	98,385,154	98,385,154	—	—	98,385,154
Secured demand note	200,000,000	—	200,000,000	—	200,000,000
Total Assets	$11,880,849,783	$ 98,385,154	$11,782,464,629	$ —	$ 11,880,849,783
Liabilities:					
Securities sold under agreements to repurchase	$11,653,364,163	$ —	$11,653,364,163	$ —	$ 11,653,364,163
U.S. Treasury securities sold, not yet purchased	9,848,479	9,848,479	—	—	9,848,479
Payables with clearing organizations	14,721,024	—	14,721,024	—	14,721,024
Subordinated demand note collateral agreement	200,000,000	—	200,000,000	—	200,000,000
Total Liabilities	$11,877,933,666	$ 9,848,479	$11,868,085,187	$ —	$ 11,877,933,666

Note 10 - Securities Financing

In accordance with FASB ASC 860-30-50-7, the following table presents the remaining contractual maturity of the gross securities purchased under agreements to resell.

	Overnight and Open	Up to 30 days	30-90 days	Greater than 90 days	Total
December 31, 2023	$ 975,641,579	$11,033,685,987	$ 559,838,759	$ —	$12,569,166,325

Note that the collateral pledged as part of repurchase and resell agreements are subject to changes in market price and thus may decline in value during the time of the agreement. In this case, the Company (under a repurchase agreement) or a customer (under a resale agreement) may be required to post additional collateral to the counterparty to appropriately collateralize the contract (and similarly may receive a portion of the collateral posted back when the collateral posted experiences a market value increase). The market value of the collateral posted is reviewed by the Custodian's risk function, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral and the Company entering into offsetting agreements to hedge a decline in the market value of collateral posted.

Note 11 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2023, the Company had net capital of $202,246,587, after deductions in aggregate of $1,295,419 for non-allowable assets, other deductions and haircuts on securities. The Company's net capital was $201,996,587 in excess of its required net capital.

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